Schedule 13G

Admendment no. : 1

Name of issuer:  Chieftain Intl Fdg Corporation
Title of Class of Securities:  1.8125 Cv Pfd
Cusip number:  168672202
1:  Name of reporting person:  Rothschild/Pell Rudman
	IRS number:  	52-0964693
4:  Citizenship of place of birth:  Baltimore, Maryland, USA
5:  Sole voting power:  268200 shares
6:  shared voting power:  0
7:  sole dispositive power:  268200 shares
8:  shared dispositive power:  0
9: aggregate amount beneficially owned by each reporting person: 268200 11: percent of class represented by amount in row 9: 11.175
12:  type of reporting person:  IA

Item 1(a)  Name of Issuer:  Chieftain Intl Fdg Corporation
Item 1(b)  Address of Issuers Principal Executive Offices:
		1201 Toronto Dominion Tower
		Edmonton Centre
		Edmonton, AB T5J2Z1  Canada
Item 2(a)  Name of person filing:  Rothschild/Pell Rudman
Item 2(b)  Address of principal business office:
		32 South Street
		Baltimore, MD  21202
Item 2(c)  Citizenship:  Baltimore, Maryland
Item 2(d)  Title of class of securities:  Cv Pfd
Item 2(e)  cusip number:  168672202

Item 4 (a)  amount beneficially owned:  268200
	(b)  percent of class:  11.175
	(c)  number of shares as to which such person has:
		(i) sole power to vote or to direct the vote:  268200
		(ii)  shared power to vote or to direct the vote:  0
		(iii)  sole power to dispose or to direct the disposition of:  268200
		(iv)  shared power to dispose or to direct the disposition of:  0

Date:  2/17/98
Signature:  F. James Knittle
Name/Title:  F. James Knittle/Executive Vice President